UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 7, 2005

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On April 7, 2005, Irwin Financial Corporation (the "Corporation"), its wholly owned subsidiary Irwin Home Equity Corporation ("IHE"), and Elena Delgado, the President and Chief Executive Officer of IHE, agreed to amend certain provisions relating to the payment of interest on amounts payable to Ms. Delgado under that certain Shareholder Agreement dated as of October 8, 1996, as amended and restated as of December 22, 2004 (the "Shareholder Agreement") and that certain Deferred Compensation Agreement dated as of December 22, 2004. The amendments were entered into to better reflect the original intent of the parties by aligning the commencement of the payment of interest with the agreed-upon valuation date. As previously reported by the Corporation on a Form 8-K filed on December 28, 2004, the Corporation, IHE and Ms. Delgado had entered into a series of related agreements, including the Shareholder Agreement and the Deferred Compensation Agreement, on December 22, 2004, relating to the shares of common stock of IHE owned by Ms. Delgado. On March 18, 2005, the Corporation exercised its right under the Shareholder Agreement to repurchase Ms. Delgado's remaining 3.64 shares of common stock of IHE. In the amendments entered into on April 7, 2005, the parties agreed to amend the call provision in the Shareholder Agreement to provide that interest owing to Ms. Delgado after the Corporation's exercise of its call right for the remaining 3.64 shares but before the call closing shall run from December 31, 2004, and not from the date that the Corporation notified Ms. Delgado of the exercise of its call right. In addition, the interest provisions in both agreements were amended to state that the interest payable to Ms. Delgado shall be two percent (2.0%) over the national prime rate, as adjusted as of the last business day of each month, instead of on an annual basis, until Ms. Delgado receives the full amount of the purchase price pursuant to the payment schedule contained in the Deferred Compensation Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 13, 2005   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer